SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN

REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister:

☒ Merger

0 Liquidation

0 Abandonment of Registration

0 Election of status as a Business Development Company

MainStay High Yield Opportunities Fund was the last remaining series of Eclipse Funds Inc. On May 24, 2013, the MainStay High Yield Opportunities Fund, a series of Eclipse Funds Inc., reorganized into a corresponding “shell” series of MainStay Funds Trust, a Delaware statutory trust (the “Reorganization”). The Reorganization was not subject to shareholder approval.

2.	Name of fund: Eclipse Funds Inc. (“Applicant”)

3.	Securities and Exchange Commission File No.: 811-06175

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

0 Initial           ☒ Application Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

51 Madison Avenue, New York, NY 10010

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kevin M. Bopp, Esq.

Eclipse Funds Inc.

169 Lackawanna Avenue

Parsippany, NJ 07054

Telephone: 973-394-4450

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, ..31a-2]:

New York Life Investment Management LLC

169 Lackawanna Avenue

Parsippany, NJ 07054

(973) 394-3000

State Street Bank & Trust Company

1 Lincoln Street

Boston, MA 02111-2900

(617) 786-3000

NYLIFE Distributors LLC

169 Lackawanna Avenue

Parsippany, New Jersey 07054

(973) 394-3000

NYLIM Service Company LLC

169 Lackawanna Avenue

Parsippany, New Jersey 07054

(973) 394-3000

8.	Classification of fund (check only one):

☒ Management company;

0 Unit investment trust; or

0 Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒Open-end           0Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:

New York Life Investment Management LLC

51 Madison Avenue

New York, New York 10010

Subadviser:

MacKay Shields LLC

1345 Avenue of the Americas

New York, NY 10105

Subadviser:

Cornerstone Capital Management Holdings LLC

1180 Avenue of the Americas 2nd Fl

New York, NY 10036

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

NYLIFE Distributors LLC

169 Lackawanna Avenue

Parsippany, NJ 07054

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): N/A

(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

0Yes          ☒No

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒Yes          0No

If Yes, state the date on which the board vote took place: June 29, 2011

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

0 Yes   ☒No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Shareholder approval with respect to the Reorganization of MainStay High Yield Opportunities Fund, the last remaining series of Eclipse Funds Inc., was not required under the fund’s organizational documents or applicable federal or state law. Other series of Eclipse Funds Inc. were reorganized previously. Upon completion of this Reorganization, Eclipse Fund Inc. ceased to exist.

II.	Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒Yes    0No

(a)	If Yes, list the date(s) on which the fund made those distributions:

On May 24, 2013, in connection with the Reorganization, shareholders of MainStay High Yield Opportunities Fund, a series of the Eclipse Funds Inc., received shares of the corresponding "shell" series of MainStay Funds Trust.

(b)	Were the distributions made on the basis of net assets?

☒Yes     0No

(c)	Were the distributions made pro rata based on share ownership?

☒Yes     0No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

(e)	Liquidations only: N/A

Were any distributions to shareholders made in kind?

0Yes    0No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: N/A

Has the fund issued senior securities?

0Yes    0No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒Yes    0No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

N/A

(b)	Describe the relationship of each remaining shareholder to the fund: N/A

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

0Yes    ☒No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

0Yes    ☒No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: N/A

(b)	Why has the fund retained the remaining assets? N/A

(c)	Will the remaining assets be invested in securities? N/A

0Yes    0No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

0Yes    ☒No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

i.	Legal expenses: $8,326
ii.	Accounting expenses: $ 0
iii.	Other expenses (list and identify separately):

Registration:	$ 0
Custody:	$ 0
Printing:	$ 0
Edgar:	$176
Mailing:	$ 0
Total:	$176

(iv)	Total expenses (sum of lines (i)-(iii) above): $8,502

(b)	How were those expenses allocated?

The expenses associated with the Reorganization were borne by the MainStay High Yield Opportunities Fund, the last remaining series of Eclipse Funds Inc.

(c)	Who paid the expenses?

The MainStay High Yield Opportunities Fund bore all costs incurred in connection with the Reorganization.

(d)	How did the fund pay for unamortized expenses (if any)?

Any unamortized expenses were carried forward to the respective corresponding shell series of MainStay Funds Trust into which the series was reorganized.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

0Yes    ☒No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed: N/A

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

0Yes    ☒No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

0Yes    ☒No

If Yes, describe the nature and extent of those activities: N/A

VI.	Mergers Only:

26.	(a) State the name of the fund surviving the Merger:

The series of the fund was reorganized with and into a corresponding shell series of MainStay Funds Trust.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-22321

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

See attached.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Eclipse Funds Inc. (the “Applicant”), (ii) he is the President of the Applicant, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Date: June 16, 2014

By   /s/ Stephen P. Fisher

Stephen P. Fisher

President, Eclipse Funds Inc.

Exhibit List

26(d)	Agreement and Plan of Reorganization.

AGREEMENT AND PLAN OF REORGANIZATION

The Board of Trustees of MainStay Funds Trust, a Delaware statutory trust, and the Board of Directors of Eclipse Funds Inc., a Maryland corporation, (collectively, the “Boards”), deem it advisable that the MainStay High Yield Opportunities Fund, a series of the MainStay Funds Trust (the “Acquiring Fund”), and the MainStay High Yield Opportunities Fund, a series of Eclipse Funds Inc. (the “Acquired Fund”), engage in the reorganization described below.

This agreement is intended to be and is adopted as a plan of reorganization and liquidation (the “Plan”) within the meaning of Section 368(a)(1) of the United States Internal Revenue Code of 1986, as amended (the “Code”). The reorganization and liquidation will consist of the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for (as applicable) Investor Class, Class A, Class C, and Class I shares of beneficial interest of the Acquiring Fund (“Acquiring Fund Shares”), the assumption by the Acquiring Fund of all liabilities of the Acquired Fund, and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in complete liquidation of the Acquired Fund, as provided herein (“Reorganization”), all upon the terms and conditions hereinafter set forth in this Plan.

WHEREAS, the Acquired Fund and the Acquiring Fund is a series of an open-end, registered investment company of the management type and the Acquired Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

WHEREAS, the Board of Trustees of MainStay Funds Trust has determined, with respect to the Acquiring Fund, that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares and the assumption of all liabilities of the Acquired Fund by the Acquiring Fund is in the best interests of the Acquiring Fund and its shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction; and

WHEREAS, the Board of Directors of Eclipse Funds Inc. has determined, with respect to the Acquired Fund, that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares and the assumption of all liabilities of the Acquired Fund by the Acquiring Fund is in the best interests of the Acquired Fund and its shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1.	Transfer of Assets of the Acquired Fund to the Acquiring Fund in Exchange for Acquiring Fund Shares, the Assumption of all of the Acquired Fund’s Liabilities and the Liquidation of the Acquired Fund

1.1 Subject to the requisite approvals and the other terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Acquired Fund agrees to transfer all of its assets, as set forth in paragraph 1.2, to the Acquiring Fund, and the Acquiring Fund agrees in exchange therefor: (i) to deliver to the Acquired Fund the number of full and fractional Investor Class, Class A, Class C, and Class I Acquiring Fund Shares (as applicable), determined by dividing the value of the Acquired Fund’s net assets, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Acquiring Fund Share of the corresponding class, computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume all liabilities of the Acquired Fund, as set forth in paragraph 1.3. Such transactions shall take place on the date of the closing provided for in paragraph 3.1 (“Closing Date”).

1.2 The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all assets and property, including, without limitation, all cash, securities, commodities and futures interests and dividends or interests receivable that are owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the Closing Date (collectively, “Assets”).

1.3 The Acquired Fund will endeavor to discharge all of its liabilities and obligations prior to the Closing Date. The Acquiring Fund shall also assume all of the liabilities of the Acquired Fund, whether accrued or contingent, known or unknown, existing at the Valuation Date as defined in paragraph 2.1 (collectively, “Liabilities”).

1.4 Immediately after the transfer of assets provided for in paragraph 1.1, the Acquired Fund will distribute to its respective shareholders of record with respect to each class of shares, determined as of immediately after the close of business on the Closing Date (“Acquired Fund Shareholders”), on a pro rata basis within that class, the Acquiring Fund Shares of the corresponding class received by the Acquired Fund pursuant to paragraph 1.1, and will completely liquidate. Such distribution and liquidation will be accomplished, with respect to each class of the Acquired Fund’s shares, by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders. The aggregate net asset value of Investor Class, Class A, Class C, and Class I Acquiring Fund Shares (as applicable), to be so credited to Investor Class, Class A, Class C, and Class I Acquired Fund Shareholders, respectively, shall, with respect to each class, be equal to the aggregate net asset value of the shares of common stock of the Acquired Fund (“Acquired Fund Shares”) of the corresponding class owned by Acquired Fund Shareholders on the Closing Date. All issued and outstanding shares of the Acquired Fund will simultaneously be redeemed and canceled on the books of the Acquired Fund, although share certificates representing interests in Investor Class, Class A, Class C, and Class I shares of the Acquired Fund will represent a number of the corresponding class of Acquiring Fund Shares after the Closing Date, as determined in accordance with paragraph 2.3. The Acquiring Fund shall not issue certificates representing the Investor Class, Class A, Class C, and Class I Acquiring Fund Shares in connection with such exchange.

1.5 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund’s Transfer Agent, as defined in paragraph 3.3. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund’s current prospectus.

1.6 Any reporting responsibility of the Acquired Fund, including, but not limited to, the responsibility for filing regulatory reports, tax returns, or other documents with the Securities and Exchange Commission (“SEC”), any state securities commission, and any Federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date.

2.	Valuation

2.1 The value of the Assets shall be the value of such Assets computed as of immediately after the close of business of the New York Stock Exchange and after the declaration of any dividends on the Closing Date (such time and date being hereinafter called the “Valuation Date”), using the valuation procedures set forth in the then-current prospectuses and statements of additional information with respect to the Acquired Fund, and valuation procedures established by the Acquired Fund’s Board of Directors.

2.2 The net asset value of an Acquiring Fund Share shall be the net asset value per share computed with respect to that class as of the Valuation Date, using the valuation procedures set forth in the Acquiring Fund’s then-current prospectus and statement of additional information, as may be supplemented, and valuation procedures established by the Acquiring Fund’s Board.

2.3 The number of the Investor Class, Class A, Class C, and Class I Acquiring Fund Shares (as applicable), to be issued (including fractional shares, if any) in exchange for the Acquired Fund’s Assets shall be determined with respect to each such class by dividing the value of the net assets with respect to the Investor Class, Class A, Class C, and Class I Acquired Fund Shares, as the case may be, determined using the same valuation procedures referred to in paragraph 2.1, by the net asset value of an Acquiring Fund Share of the same class, determined in accordance with paragraph 2.2.

2.4 All computations of value shall be made by New York Life Investment Management LLC (“New York Life Investments”), in its capacity as administrator for the Acquired Fund and the Acquiring Fund, and shall be subject to confirmation by each Fund’s record keeping agent and by each Fund’s independent accountants.

3.	Closing and Closing Date

3.1 The Closing Date shall be May 24, 2013 or such other date as the parties may agree. All acts taking place at the closing of the transactions provided for in this Plan (“Closing”) shall be deemed to take place simultaneously as of immediately after the close of business on the Closing Date unless otherwise agreed to by the parties. The close of business on the Closing Date shall be as of 4:00 p.m. Eastern time. The Closing shall be held at the offices of the Funds or at such other time and/or place as the parties may agree.

3.2 Eclipse Funds Inc. shall direct State Street Bank and Trust Company as custodian for the Acquired Fund (“Custodian”), to deliver, at the Closing, a certificate of an authorized officer stating that the Assets of the Acquired Fund shall have been delivered in proper form to the Acquiring Fund within two business days prior to or on the Closing Date. The Acquired Fund’s portfolio securities represented by a certificate or other written instrument shall be presented by the Custodian to those persons at the Custodian who have primary responsibility for the safekeeping of the assets of the Acquiring Fund, which Custodian also serves as the custodian for the Acquiring Fund. Such presentation shall be made for examination no later than five business days preceding the Closing Date, and shall be transferred and delivered by the Acquired Fund as of the Closing Date for the accounts of the Acquiring Fund duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof. The Custodian shall deliver to those persons at the Custodian who have primary responsibility for the safekeeping of the assets of the Acquiring Fund as of the Closing Date by book entry, in accordance with the customary practices of the Custodian and of each securities depository, as defined in Rule 17f-4 under the Investment Company Act of 1940, as amended (“1940 Act”), in which the Acquired Fund’s Assets are deposited, the Acquired Fund’s Assets deposited with such depositories. The cash to be transferred by the Acquired Fund shall be delivered by wire transfer of Federal funds on the Closing Date.

3.3 Eclipse Funds Inc. shall direct NYLIM Service Company LLC, in its capacity as transfer agent for the Acquired Fund (“Transfer Agent”), to deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding Investor Class, Class A, Class C, and Class I shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver to the Secretary of the Acquired Fund prior to the Closing Date a confirmation evidencing that the appropriate number of Acquiring Fund Shares will be credited to the respective Acquired Fund on the Closing Date, or provide other evidence satisfactory to the Acquired Fund as of the Closing Date that such Acquiring Fund Shares have been credited to the Acquired Fund’s accounts on the books of the Acquiring Fund. At the Closing each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

3.4 In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund (each, an “Exchange”) shall be closed to trading or trading thereupon shall be restricted, or (b) trading or the reporting of trading on such Exchange or elsewhere shall be disrupted so that, in the judgment of the Boards, accurate appraisal of the value of the net assets of the Acquired Fund or the Acquiring Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

3.5 Prior to Closing, with respect to the Acquiring Fund, MainStay Funds Trust shall have authorized the issuance of and shall have issued an Acquiring Fund Share to New York Life Investments in consideration of the payment of the offering price of such Acquiring Fund Share, as determined by the MainStay Funds Trust’s Board, for the purpose of enabling New York Life Investments (a) to vote to approve (i) the investment management agreement and any investment subadvisory agreement applicable to such Acquiring Fund, (ii) approve any plan adopted by an Acquiring Fund pursuant to Rule 12b-1 under the 1940 Act; and (iii) to the extent that an Acquired Fund’s shareholders has previously authorized such Acquired Fund to operate in accordance with the terms and conditions of the Funds’ “manager of managers” exemptive order received from the SEC, approve the operations of the corresponding Acquiring Fund in accordance with the terms and conditions of the Funds’ “manager of managers” exemptive order received from the SEC; and (b) take such other steps related to the inception of operations of such Acquiring Fund as deemed necessary or appropriate by the Board of the MainStay Funds Trust. At the effective time of Closing, the Acquiring Fund Share issued pursuant to this paragraph 3.5 shall be redeemed by the Acquiring Fund at the offering price of an Acquiring Fund Share.

4.	Representations and Warranties

4.1 Except as has been fully disclosed to the Acquiring Fund in a written instrument executed by an officer of Eclipse Funds Inc., Eclipse Funds Inc., on behalf of the Acquired Fund, represents and warrants to the Acquiring Fund, as follows:

(a)	The Acquired Fund is duly organized as a series of Eclipse Funds Inc., which is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, with power under Eclipse Funds Inc.’s Articles of Incorporation and By-Laws, as amended from time to time, to own all of its Assets and to carry on its business as it is now being conducted; and

(b)	Eclipse Funds Inc. is a registered investment company classified as a management company of the open-end type, and its registration with the SEC as an investment company under the 1940 Act, and the registration of Investor Class, Class A, Class C, and Class I Acquired Fund Shares under the Securities Act of 1933, as amended (“1933 Act”), is in full force and effect;

(c)	No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the Securities Exchange Act of 1934, as amended (“1934 Act”), and the 1940 Act, and such as may be required by state securities laws;

(d)	The current prospectus and statement of additional information of the Acquired Fund and the prospectus and statement of additional information of the Acquired Fund used at all times prior to the date of this Plan conforms or conformed at the time of its use in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the SEC thereunder and does not or did not at the time of its use include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

(e)	On the Closing Date, Eclipse Funds Inc., on behalf of the Acquired Fund, will have good and marketable title to the Assets and full right, power, and authority to sell, assign, transfer and deliver such Assets hereunder free of any liens or other encumbrances, and upon delivery and payment for such Assets, MainStay Funds Trust, on behalf of the Acquiring Fund, will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund;

(f)	Eclipse Funds Inc. is not engaged currently, and the execution, delivery and performance of this Plan will not result, in (i) a material violation of its Articles of Incorporation or By-Laws, or of any agreement, indenture, instrument, contract, lease or other undertaking to which Eclipse Funds Inc., on behalf of the Acquired Fund, is a party or by which it is bound, or (ii) the acceleration of any obligation, or the imposition of any penalty, under any agreement, indenture, instrument, contract, lease, judgment or decree to which Eclipse Funds Inc., on behalf of the Acquired Fund, is a party or by which it is bound;

(g)	All material contracts or other commitments of the Acquired Fund (other than this Plan and certain investment contracts, including options, futures, and forward contracts) will terminate without liability to the Acquired Fund on or prior to the Closing Date;

(h)	Except as otherwise disclosed in writing to and accepted by MainStay Funds Trust, on behalf of the Acquiring Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to its knowledge, threatened against the Acquired Fund or any of its properties or assets that, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. Eclipse Funds Inc., on behalf of the Acquired Fund, knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

(i)	The Statement of Assets and Liabilities, Statements of Operations and Changes in Net Assets, and Schedule of Investments of the Acquired Fund dated October 31, 2012 have been audited by KPMG LLP, independent registered public accounting firm, and are in accordance with accounting principles generally accepted in the United States of America (“GAAP”) consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) present fairly, in all material respects, the financial condition of the Acquired Fund as of such date in accordance with GAAP, and there are no known contingent liabilities of the Acquired Fund required to be reflected on a balance sheet (including the notes thereto) in accordance with GAAP as of such date not disclosed therein;

(j)	Since October 31, 2012, there has not been any material adverse change in the Acquired Fund’s financial condition, assets, liabilities or business, other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (j), a decline in net asset value per share of Acquired Fund Shares due to declines in market values of securities held by the Acquired Fund, the discharge of the Acquired Fund’s liabilities, or the redemption of the Acquired Fund’s shares by shareholders of the Acquired Fund shall not constitute a material adverse change;

(k)	On the Closing Date, all Federal and other tax returns, dividend reporting forms, and other tax-related reports of the Acquired Fund required by law to have been filed by such date (including any extensions) shall have been filed and are or will be correct in all material respects, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and to the best of the Acquired Fund’s knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

(l)	For each taxable year of its operation, the Acquired Fund has met (or will meet) the requirements of Subchapter M of the Code for qualification as a regulated investment company, has been (or will be) eligible to and has computed (or will compute) its Federal income tax under Section 852 of the Code;

(m)	All issued and outstanding shares of the Acquired Fund are, and on the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by Eclipse Funds Inc. and have been offered and sold in every state and the District of Columbia in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the Transfer Agent, on behalf of the Acquired Fund, as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the shares of the Acquired Fund, nor is there outstanding any security convertible into any of the Acquired Fund’s shares;

(n)	The execution, delivery and performance of this Plan will have been duly authorized prior to the Closing Date by all necessary action, if any, on the part of the Board of Directors, on behalf of the Acquired Fund, and, this Plan will constitute a valid and binding obligation of Eclipse Funds Inc., on behalf of the Acquired Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors’ rights and to general equity principles; and

(o)	The information to be furnished by the Acquired Fund for use in registration statements and other documents filed or to be filed with any Federal, state or local regulatory authority (including the Financial Industry Regulatory Authority), which may be necessary in connection with the transactions contemplated hereby, shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations thereunder applicable thereto.

4.2 Except as has been fully disclosed to the Acquired Fund in a written instrument executed by an officer of MainStay Funds Trust, MainStay Funds Trust, on behalf of the Acquiring Fund, represents and warrants to the Acquired Fund, as follows:

(a)	The Acquiring Fund is duly organized as series of MainStay Funds Trust, which is a statutory trust duly organized, validly existing, and in good standing under the laws of the State of Delaware with power under its Declaration of Trust and By-Laws to own all of its properties and assets and to carry on its business as it is now being conducted;

(b)	MainStay Funds Trust is a registered investment company classified as a management company of the open-end type, and its registration with the SEC as an investment company under the 1940 Act and the registration of the Investor Class, Class A, Class C, and Class I Acquiring Fund Shares under the 1933 Act, is in full force and effect;

(c)	No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required by state securities laws;

(d)	The current prospectus and statement of additional information of the Acquiring Fund and each prospectus and statement of additional information of the Acquiring Fund used at all times prior to the date of this Plan conforms or conformed at the time of its use in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the SEC thereunder and does not or did not at the time of its use include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

(e)	On the Closing Date, MainStay Funds Trust, on behalf of the Acquiring Fund, will have good and marketable title to the Acquiring Fund’s assets, free of any liens or other encumbrances, except those liens or encumbrances as to which the Acquired Fund has received notice and necessary documentation at or prior to the Closing;

(f)	MainStay Funds Trust is not engaged currently, and the execution, delivery and performance of this Plan will not result, in (i) a material violation of its Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which MainStay Funds Trust, on behalf of the Acquiring Fund, is a party or by which it is bound, or (ii) the acceleration of any obligation, or the imposition of any penalty, under any agreement, indenture, instrument, contract, lease, judgment or decree to which MainStay Funds Trust, on behalf of the Acquiring Fund, is a party or by which it is bound;

(g)	Except as otherwise disclosed in writing to and accepted by Eclipse Funds Inc., on behalf of the Acquired Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the Acquiring Fund’s knowledge, threatened against the Acquiring Fund or any of its properties or assets that, if adversely determined, would materially and adversely affect the Acquiring Fund’s financial condition or the conduct of its business. MainStay Funds Trust, on behalf of the Acquiring Fund, knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquiring Fund’s business or its ability to consummate the transactions herein contemplated;

(h)	Prior to the Closing Date, the Acquiring Fund will have carried on no business activity and will have had no assets or liabilities other than the payment received from New York Life Investments with respect to the initial Acquiring Fund Shares issued to New York Life Investments pursuant to paragraph 3.5 above;

(i)	The Acquiring Fund intends to meet the requirements of Subchapter M of the Code for qualification and treatment of each of the Acquiring Fund as a regulated investment company and shall not take actions inconsistent with so qualifying as regulated investment companies under the Code in the future;

(j)	All issued and outstanding Acquiring Fund Shares are, and on the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by MainStay Funds Trust and have been offered and sold in every state and the District of Columbia in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase the Acquiring Fund Shares, nor is there outstanding any security convertible into the Acquiring Fund Shares;

(k)	The execution, delivery and performance of this Plan will have been duly authorized prior to the Closing Date by all necessary action, if any, on the part of the Board of Trustees of MainStay Funds Trust, on behalf of the Acquiring Fund, and this Plan will constitute a valid and binding obligation of the Acquiring Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors’ rights and to general equity principles;

(l)	The Investor Class, Class A, Class C, and Class I Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Plan, will on the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable by the Acquiring Fund; and

(m)	The information to be furnished by the Acquiring Fund for use in the registration statements and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations applicable thereto.

5.	Covenants of the Acquiring Fund and the Acquired Fund

5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions, and any other distribution that may be advisable.

5.2 The Acquired Fund covenant that the Investor Class, Class A, Class C, and Class I Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof, other than in accordance with the terms of this Plan.

5.3 The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund’s shares.

5.4 Subject to the provisions of this Plan, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all action, and do or cause to be done all things, reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Plan.

5.5 As soon as is reasonably practicable after the Closing, the Acquired Fund will make a liquidating distribution to its respective shareholders consisting of the Investor Class, Class A, Class C, and Class I Acquiring Fund Shares (as applicable) received at the Closing.

5.6 The Acquiring Fund and the Acquired Fund shall each use its reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to effect the transactions contemplated by this Plan as promptly as practicable.

5.7 Eclipse Funds Inc., on behalf of the Acquired Fund, covenants that it will, from time to time, as and when reasonably requested by the Acquiring Fund, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take or cause to be taken such further action as MainStay Funds Trust, on behalf of the Acquiring Fund, may reasonably deem necessary or desirable in order to vest in and confirm (a) the Acquired Fund’s title to and possession of the Acquiring Fund Shares to be delivered hereunder, and (b) the Acquiring Fund’s title to and possession of all the Assets and otherwise to carry out the intent and purpose of this Plan.

5.8 The Acquiring Fund will use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state blue sky or securities laws as may be necessary in order to continue its operations after the Closing Date.

6.	Conditions Precedent to Obligations of the Acquired Fund

The obligations of Eclipse Funds Inc., on behalf of the Acquired Fund, to consummate the transactions provided for herein shall be subject, at Eclipse Funds Inc.’s election, to the performance by MainStay Funds Trust, on behalf of the Acquiring Fund, of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

6.1 All representations and warranties of MainStay Funds Trust, on behalf of the Acquiring Fund, contained in this Plan shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Plan, as of the Closing Date, with the same force and effect as if made on and as of the Closing Date;

6.2 MainStay Funds Trust, on behalf of the Acquiring Fund, shall have delivered to the Acquired Fund a certificate executed in the name of the Acquiring Fund by its President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to Eclipse Funds Inc., and dated as of the Closing Date, to the effect that the representations and warranties of MainStay Funds Trust, on behalf of the Acquiring Fund, made in this Plan are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Plan, and as to such other matters as Eclipse Funds Inc. shall reasonably request;

6.3 MainStay Funds Trust, on behalf of the Acquiring Fund, shall have performed all of the covenants and complied with all of the provisions required by this Plan to be performed or complied with by MainStay Funds Trust, on behalf of the Acquiring Fund, on or before the Closing Date; and

6.4 The Acquired Fund and the Acquiring Fund each shall have agreed on the number of full and fractional Investor Class, Class A, Class C, and Class I Acquiring Fund Shares (as applicable) to be issued in connection with the Reorganization after such number has been calculated in accordance with paragraph 1.1.

7.	Conditions Precedent to Obligations of the Acquiring Fund

The obligations of MainStay Funds Trust, on behalf of the Acquiring Fund, to complete the transactions provided for herein shall be subject, at MainStay Funds Trust’s election, to the performance by Eclipse Funds Inc., on behalf of the Acquired Fund, of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

7.1 All representations and warranties of Eclipse Funds Inc., on behalf of the Acquired Fund, contained in this Plan shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Plan, as of the Closing Date, with the same force and effect as if made on and as of the Closing Date;

7.2 Eclipse Funds Inc. shall have delivered to the Acquiring Fund a statement of the Acquired Fund’s Assets and Liabilities, as of the Closing Date, certified by the Treasurer of Eclipse Funds Inc.;

7.3 Eclipse Funds Inc., on behalf of the Acquired Fund, shall have delivered to the Acquiring Fund a certificate executed in the name of the Acquired Fund by its President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of Eclipse Funds Inc., on behalf of the Acquired Fund, made in this Plan are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Plan, and as to such other matters as MainStay Funds Trust shall reasonably request;

7.4 Eclipse Funds Inc., on behalf of the Acquired Fund, shall have performed all of the covenants and complied with all of the provisions required by this Plan to be performed or complied with by Eclipse Funds Inc., on behalf of the Acquired Fund, on or before the Closing Date; and

7.5 The Acquired Fund and the Acquiring Fund each shall have agreed on the number of full and fractional Investor Class, Class A, Class C, and Class I Acquiring Fund Shares (as applicable) to be issued in connection with the Reorganization after such number has been calculated in accordance with paragraph 1.1.

8.	Further Conditions Precedent to Obligations of the Acquiring Fund and the Acquired Fund

If any of the conditions set forth below have not been satisfied on or before the Closing Date with respect to Eclipse Funds Inc., on behalf of the Acquired Fund, or MainStay Funds Trust, on behalf of the Acquiring Fund, the other party to this Plan shall, at its option, not be required to consummate the transactions contemplated by this Plan:

8.1 On the Closing Date no action, suit or other proceeding shall be pending or, to Eclipse Funds Inc.’s or MainStay Funds Trust’s knowledge, threatened before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Plan or the transactions contemplated herein;

8.2 All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities deemed necessary by Eclipse Funds Inc. and MainStay Funds Trust to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions; and

8.3 The parties shall have received the opinion of counsel to Eclipse Funds Inc., on behalf of the Acquired Fund, substantially to the effect that, based upon certain facts, assumptions, and representations, the transaction contemplated by this Plan shall constitute a tax-free reorganization for Federal income tax purposes. The delivery of such opinion is conditioned upon receipt by counsel to Eclipse Funds Inc. of representations it shall request of MainStay Funds Trust. Notwithstanding anything herein to the contrary, Eclipse Funds Inc. and MainStay Funds Trust, on behalf of either the Acquired Fund or the Acquiring Fund, respectively, may not waive the condition set forth in this paragraph 8.3.

8.4 The parties shall have received the opinion of Venable LLP, counsel to Eclipse Funds Inc., on behalf of the Acquired Fund, dated as of the Closing Date, substantially to the effect that, based upon certain facts, assumptions, and representations: (a) Eclipse Funds Inc. is a corporation duly incorporated and validly existing under and by virtue of the laws of the State of Maryland and is in good standing with the State Department of Assessments and Taxation of Maryland; (b) the execution and delivery of the Agreement, and the consummation of the transactions contemplated thereby, have been duly authorized by all necessary corporate action of the Eclipse Funds Inc., on behalf of the Acquired Fund, and no approval by the stockholders of the Eclipse Funds Inc. is required in connection with the execution and delivery of the Agreement or the consummation of the transactions contemplated thereby; (c) the execution and delivery of the Agreement by Eclipse Funds Inc., on behalf of the Acquired Fund, did not, and the consummation by the Eclipse Funds Inc. of the transactions contemplated thereby will not, violate any Maryland law, or the Charter or the Bylaws of Eclipse Funds Inc.; and (d) no consent, approval, authorization or order of any Maryland governmental authority is required to be made or obtained by the Company, on behalf of the Acquired Fund, in connection with (i) the execution and delivery of the Agreement by the Company, on behalf of the Acquired Fund, or (ii) the performance by the Company, on behalf of the Acquired Fund, of its obligations thereunder, except such as have been obtained or made. Notwithstanding anything herein to the contrary, Eclipse Funds Inc. and MainStay Funds Trust, on behalf of either the Acquired Fund or the Acquiring Fund, respectively, may not waive the condition set forth in this paragraph 8.4.

9.	Indemnification

9.1 MainStay Funds Trust, out of the Acquiring Fund’s assets and property, agrees to indemnify and hold harmless the Acquired Fund from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which the Acquired Fund may become subject, insofar as such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Acquiring Fund of any of its representations, warranties, covenants or agreements set forth in this Plan.

9.2 Eclipse Funds Inc., out of the Acquired Fund’s assets and property, agrees to indemnify and hold harmless the Acquiring Fund from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which the Acquiring Fund may become subject, insofar as such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any breach by such Acquired Fund of any of its representations, warranties, covenants or agreements set forth in this Plan.

10.	Brokerage Fees and Expenses

10.1 The Acquiring Fund and the Acquired Fund represent and warrant to each other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein, other than any brokerage fees and expenses incurred in connection with the Reorganization.

10.2 The expenses relating to the proposed Reorganization will be borne by the Acquired Fund. The costs of the Reorganization shall include, but not be limited to, costs associated with obtaining any necessary order of exemption from the 1940 Act, if any, legal fees, accounting fees and securities registration fees. Notwithstanding any of the foregoing, expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the payment by another person of such expenses would result in the disqualification of such party as a “regulated investment company” within the meaning of Section 851 of the Code.

11.	Entire Agreement; Survival of Warranties

11.1 MainStay Funds Trust and Eclipse Funds Inc. agree that they have not made any representation, warranty or covenant, on behalf of either the Acquiring Fund or the Acquired Fund, respectively, not set forth herein and that this Plan constitutes the entire agreement between the parties.

11.2 The representations, warranties and covenants contained in this Plan or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder. The covenants to be performed after the Closing and the obligations of the Acquired Fund and Acquiring Fund in Sections 9.1 and 9.2 shall survive the Closing.

12.	Termination

This Plan may be terminated and the transactions contemplated hereby may be abandoned by resolution of the Boards of MainStay Funds Trust and Eclipse Funds Inc., on behalf of the Acquiring Fund or the Acquired Fund, respectively, at any time prior to the Closing Date, if circumstances should develop that, in the opinion of the Boards, make proceeding with the Plan with respect to such Acquiring Fund or Acquired Fund inadvisable.

13.	Amendments

This Plan may be amended, modified or supplemented in such manner as may be deemed necessary or advisable by the authorized officers of MainStay Funds Trust and Eclipse Funds Inc., on behalf of either the Acquiring Fund or the Acquired Fund, respectively.

14.	Notices

Any notice, report, statement or demand required or permitted by any provisions of this Plan shall be in writing and shall be given by facsimile, electronic delivery (i.e., e-mail) personal service or prepaid or certified mail addressed to the Funds, 169 Lackawanna Avenue, Parsippany, New Jersey 07054, Attn: J. Kevin Gao, in each case with a copy to Dechert LLP, 1900 K Street, N.W., Washington, D.C. 20006, Attn: Sander M. Bieber.

15.	Headings; Governing Law; Assignment; Limitation of Liability

15.1 The Article and paragraph headings contained in this Plan are for reference purposes only and shall not affect in any way the meaning or interpretation of this Plan.

15.2 This Plan shall be governed by and construed in accordance with the laws of the State of New York without regard to its principles of conflicts of laws.

15.3 This Plan shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Plan. Except as expressly provided otherwise in this Plan, the parties hereto will bear the expenses relating to the Reorganization as set forth in Section 10.2.

IN WITNESS WHEREOF, each of the parties hereto has caused this Plan to be executed as of the 24th day of May, 2013.

MainStay Funds trust On behalf of the Acquiring Fund	Eclipse Funds Inc. On behalf of the Acquired Fund

By: /s/ Stephen P. Fisher	By: /s/ Stephen P. Fisher
Name: Stephen P. Fisher Title: President	Name: Stephen P. Fisher Title: President